INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 7, 2022

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the First Trust Multi-Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 25, 2022, regarding Post-Effective Amendment No. 357 to the Registrant’s Form N-1A registration statement filed on September 13, 2022 (the “Registration Statement”), with respect to the First Trust Multi-Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Please provide the ticker symbol for the Fund’s new Class C shares.

Response: The ticker symbol for the Fund’s new Class C shares is OMOCX.

2.	The Staff notes that First Trust Capital Management L.P. (the “Advisor”), has received an order of exemption from the SEC that allows the Advisor, subject to Board approval, to enter into or materially amend sub-advisory agreements with existing or new unaffiliated sub-advisors for the Fund without approval of Fund shareholders. With respect to the retention and appointment of Glenmede Investment Management, LP (“Glenmede”) as a new sub-advisor of the Fund and the new investment sub-advisory agreement (the “New Sub-Advisory Agreement”) between the Advisor and Glenmede, please confirm when and how Fund shareholders were notified of these changes.

Response: The Registrant confirms that an Information Statement was filed with the SEC on July 18, 2022 (SEC Accession No. 0001398344-22-013461) notifying Fund shareholders of the retention and appointment of Glenmede as a new sub-advisor of the Fund and of the terms of the New Sub-Advisory Agreement. The Information Statement was posted to the Fund’s website and made available to Fund Shareholders on or about July 18, 2022 and remained on the Fund's website through October 17, 2022. In addition, the Information Statement’s notice was mailed to Fund Shareholders with information on how to access the Information Statement electronically and obtain a paper copy.

PROSPECTUS

SUMMARY SECTION

Principal Risks of Investing

3.	LIBOR Risk is currently listed as a principal risk of investing of the Fund. The first sentence of the LIBOR Risk disclosure states, “[m]any financial instruments, financings or other transactions to which the Fund may be a party use or may use a floating rate based on the London Interbank Offered Rate (“LIBOR”).” Please inform the staff what percentage of the Fund’s portfolio is invested in instruments based on LIBOR. Additionally, please confirm why the Fund believes it is appropriate to invest in LIBOR based instruments at this time during the transition away from LIBOR.

Response: The Registrant confirms that LIBOR Risk is not a principal risk of investing of the Fund and therefore has removed this risk from the Item 4 disclosure in the Fund’s Prospectus.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Risks of Investing

4.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been applied to the Item 9 disclosure.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/Diane J. Drake
Diane J. Drake
Secretary

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